                                                                  EXHIBIT (A)(1)

                           OFFER TO PURCHASE FOR CASH

                                       BY

                         INTERNATIONAL GAME TECHNOLOGY

                UP TO 11,000,000 SHARES OF ITS COMMON STOCK AT A
                       PURCHASE PRICE OF $21.00 PER SHARE

            THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JANUARY 7, 2000
                         UNLESS THE OFFER IS EXTENDED.

     International Game Technology, a Nevada corporation (the "Company"), invites its stockholders to tender shares of its common stock, par value $.000625 per share, to the Company at a price of $21.00 per share in cash, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal, which together constitute the offer. We will pay $21.00 per share, net to the seller in cash, for up to 11,000,000 shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the offer, including the proration terms. The Company reserves the right, in its sole discretion, to purchase more than 11,000,000 shares pursuant to the offer.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     The common stock is listed and principally traded on the New York Stock Exchange, Inc. under the symbol "IGT." On December 6, 1999, the last full trading day on the NYSE prior to the announcement by the Company of the offer, including the price and number of shares sought, the closing per share sales price as reported on the NYSE Composite Tape was $17 9/16. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR OFFICERS INTEND TO TENDER SHARES IN THE OFFER.

                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                              SALOMON SMITH BARNEY
                              388 GREENWICH STREET
                            NEW YORK, NEW YORK 10013
                                 (212) 816-6000

                            ------------------------

            THE DATE OF THIS OFFER TO PURCHASE IS DECEMBER 9, 1999.

                               TABLE OF CONTENTS

                             SECTION                               PAGE
                             -------                               ----
Summary..........................................................    2
Introduction.....................................................    3
The Offer........................................................    4
 1.  Number of Shares; Proration.................................    4
 2.  Tenders by Owners of Fewer than 100 Shares..................    5
 3.  Procedure for Tendering Shares..............................    6
 4.  Withdrawal Rights...........................................    9
 5.  Purchase of Shares and Payment of Purchase Price............   10
 6.  Certain Conditions of the Offer.............................   10
 7.  Price Range of Shares.......................................   12
 8.  Background and Purpose of the Offer; Certain Effects of the
     Offer.......................................................   12
 9.  Interests of Directors and Executive Officers; Transactions
     and Arrangements Concerning the Shares......................   13
10.  Source and Amount of Funds..................................   13
11.  Certain Information about the Company.......................   13
12.  Effect of the Offer on the Market for Shares; Registration
     under the Securities Exchange Act...........................   19
13.  Certain Legal Matters.......................................   20
14.  Certain United States Federal Income Tax Consequences.......   20
15.  Extension of the Offer; Termination; Amendment..............   23
16.  Fees and Expenses...........................................   24
17.  Miscellaneous...............................................   25

SCHEDULE I -- Certain Transactions Involving Shares..............   26

                                       (i)

                                   IMPORTANT

     Except as described below, any stockholder of the Company desiring to accept the offer should either:

          (1) complete and sign the letter of transmittal or a facsimile thereof in accordance with the instructions in the letter of transmittal, mail or deliver it with any required signature guarantee and any other required documents to The Bank of New York, as depositary, and either mail or deliver the stock certificates for such shares to the depositary, with all such other documents, or follow the procedure for book-entry delivery set forth in Section 3, or

          (2) request the stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her.

     A stockholder having shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such shares. Stockholders who desire to tender shares and whose certificates for such shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the depositary, in any case, by the expiration of the offer should tender such shares by following the procedures for guaranteed delivery set forth in Section 3. For shares to be properly tendered, the depositary must timely receive a properly completed letter of transmittal.

     If you have any questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery, please direct them to Georgeson Shareholder Communications Inc., as information agent, at its address and telephone number set forth on the back cover of this offer to purchase.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF US AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON OUR BEHALF OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY US.

                                    SUMMARY

     This general summary is provided for your convenience and is qualified in its entirety by reference to the full text and more specific details of this offer to purchase.

Number of Shares to be Purchased and   11,000,000 shares. $21.00 net to the seller in cash.
Purchase Price
---------------------------------------------------------------------------------------------------
 How to Tender Shares                  See Section 3. Call the information agent (Georgeson
                                       Shareholder Communications Inc.) at (800) 223-2064 or
                                       consult your broker for assistance.
---------------------------------------------------------------------------------------------------
 Brokerage Commissions                 None.
---------------------------------------------------------------------------------------------------
 Stock Transfer Tax                    None, if payment is made to the registered holder.
---------------------------------------------------------------------------------------------------
 Expiration and Proration Dates        Friday, January 7, 2000, at 12:00 midnight, New York City
                                       time, unless extended by us.
---------------------------------------------------------------------------------------------------
 Payment Date                          As soon as practicable after the expiration date.
---------------------------------------------------------------------------------------------------
 Position of the Company               Neither we nor our Board of Directors makes any
                                       recommendation to any stockholder as to whether to tender or refrain from tendering shares.
---------------------------------------------------------------------------------------------------
 Withdrawal Rights                     Tendered shares may be withdrawn at any time until 12:00
                                       midnight, New York City time, on Friday, January 7, 2000
                                       (unless the offer is extended by the Company) and, if the
                                       Company has not yet accepted the shares for payment, at any time after 12:00 midnight, New York City time, on Monday,
                                       February 7th, 2000. See Section 4.
---------------------------------------------------------------------------------------------------
 Odd Lots                              There will be no proration of shares tendered by any
                                       stockholder owning beneficially fewer than 100 shares in the aggregate as of the close of business December 6, 1999 and as of the expiration date,
                                       who tenders all such shares prior to the expiration date and who checks the "Odd Lots" box in the letter of transmittal.

FURTHER DEVELOPMENTS

     Call the information agent or consult your broker.

                  TO THE HOLDERS OF SHARES OF COMMON STOCK OF
                         INTERNATIONAL GAME TECHNOLOGY:

INTRODUCTION

     We invite the stockholders of International Game Technology, a Nevada corporation (the "Company"), to tender to the Company shares of its common stock, par value $.000625 per share, at a price of $21.00 per share in cash, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal, which together constitute the "offer."

     We will pay $21.00, net to the seller in cash, for up to 11,000,000 shares validly tendered prior to the expiration date, as defined in Section 1, and not withdrawn, upon the terms and subject to the conditions of the offer, including the proration terms described below. We reserve the right, in our sole discretion, to purchase more than 11,000,000 shares pursuant to the offer.

     If, before the expiration date, more than 11,000,000 shares, or such greater number of shares as the Company may decide to purchase, are validly tendered and not withdrawn, we will, upon the terms and subject to the conditions of the offer, purchase shares first from all odd lot owners, that is owners of fewer than 100 shares of the common stock (excluding shares attributable to individual accounts under the Company's Profit Sharing Plan but including shares held in the Company's Employee Stock Purchase Plan) as of December 6, 1999, who validly tender all their shares and then on a pro rata basis from all other stockholders who validly tender shares and do not withdraw them prior to the expiration date. We will return at our own expense all shares not purchased pursuant to the offer, including shares not purchased because of proration.

     The $21.00 purchase price will be paid net to the tendering stockholder in cash for all shares. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the letter of transmittal, stock transfer taxes on the Company's purchase of shares pursuant to the offer. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

     On December 6, 1999, we announced our intention to make an offer to purchase up to 11,000,000 shares at $21.00 per share with the offer to commence on December 9, 1999. We are making the offer because we believe:

          (1) the shares are undervalued in the public market;

          (2) the offer represents the opportunity to return a portion of the Company's cash to stockholders permitting them to invest it according to their preferences and objectives;

          (3) after the offer is completed, we expect to have sufficient cash flow and access to other sources of funding to meet the Company's cash needs for normal operations and anticipated capital expenditures for the foreseeable future;

          (4) after considering alternatives, investing in our shares is an attractive use of capital and an efficient means to provide value to our shareholders; and

          (5) the consummation of the offer should not foreclose possible future acquisitions by the Company.

     As of December 6, 1999, there were 85,923,363 shares outstanding, net of treasury shares, and 5,611,700 shares issuable upon exercise of all outstanding stock options of which 3,202,155 and 3,409,655 options are exercisable as of December 6, 1999 and January 7, 2000, respectively. The 11,000,000 shares that we are offering to purchase represent approximately 13% of the outstanding shares and approximately 12% assuming the exercise of all outstanding options. The shares are listed on the New York Stock Exchange, Inc.

under the symbol "IGT." On December 6, 1999, the last full trading day on the NYSE prior to our announcement of the offer, the closing per share sales price, as reported on the NYSE composite tape, was $17 9/16. WE URGE STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS ON THE MARKET PRICE OF THE SHARES.

THE OFFER

1. NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions of the offer, we will accept for payment 11,000,000 shares or such lesser number of shares as are validly tendered before the expiration date, and not withdrawn in accordance with
Section 4, at a net cash price of $21.00 per share. The term "expiration date" means 12:00 midnight, New York City time, on Friday, January 7, 2000, unless and until we in our sole discretion extend the period of time during which the offer is open, in which event the term "expiration date" shall refer to the latest time and date at which the offer, as so extended by us, is scheduled to expire. See Section 15 for a description of our right to extend the time during which the offer is open and to delay, terminate or amend the offer. Subject to Section 2 below, if the offer is oversubscribed, shares tendered and not withdrawn before the expiration date will be eligible for proration.

     We reserve the right, in our sole discretion, to purchase more than 11,000,000 shares pursuant to the offer. See Section 15. In accordance with applicable regulations of the Securities and Exchange Commission, we may purchase pursuant to the offer an additional number of shares not to exceed 2% of the outstanding shares without extending the offer. If

          (a) (1) we increase or decrease the price to be paid for shares,

             (2) we increase or decrease the fee of Salomon Smith Barney, as dealer manager,

             (3) we increase the number of shares being sought and such increase in the number of shares being sought exceeds 2% of the outstanding shares, or

             (4) we decrease the number of shares being sought, and

          (b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given as specified in Section 15, then we will extend the offer until the expiration of such ten business day period. For purposes of the offer, a "business day" means any day that is not a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     We will pay the $21.00 purchase price for all shares validly tendered prior to the expiration date and not withdrawn, upon the terms and subject to the conditions of the offer. We will return, at our expense, as promptly as practicable following the expiration date all shares which we do not purchase in the offer, including shares we do not purchase because of proration.

     If the number of shares validly tendered and not withdrawn prior to the expiration date is less than or equal to 11,000,000 shares (or such greater number of shares as we may elect to purchase), we will, upon the terms and subject to the conditions of the offer, purchase at the purchase price all shares so tendered.

     Priority. Upon the terms and subject to the conditions of the offer, in the event that prior to the expiration date more than 11,000,000 shares (or such greater number of shares as we may elect to purchase in the offer) are validly tendered and not withdrawn, we will purchase such validly tendered shares in the following order of priority:

          (1) all shares validly tendered and not withdrawn prior to the expiration date by any odd lot owner who:

             (a) tenders all shares (excluding shares attributable to individual accounts under the Company's Profit Sharing Plan but including shares held in the Company's Employee Stock Purchase Plan) beneficially owned by such odd lot owner (partial tenders will not qualify for this preference); and

             (b) completes the box captioned "Odd Lots" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery; and

          (2) after purchase of all of the foregoing shares, all other shares validly tendered and not withdrawn prior to the expiration date on a pro rata basis.

     Proration. In the event that proration is required, we will determine the final proration factor as promptly as practicable after the expiration date. Proration for each stockholder tendering shares, other than odd lot owners, shall be based on the ratio of the number of shares tendered by such stockholder to the total number of shares tendered by all stockholders, other than odd lot owners. This ratio will be applied to stockholders tendering shares, other than odd lot owners, to determine the number of shares that we will purchase from each such stockholder in the offer. Although we do not expect to be able to announce the final results of such proration until approximately seven business days after the expiration date, we will announce preliminary results of proration by press release as promptly as practicable after the expiration date. Such preliminary information can be obtained from the information agent and may be available from a stockholder's broker.

     As described in Section 14, the number of shares that we will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender shares. The letter of transmittal affords each tendering stockholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration.

     We will mail this offer to purchase and the related letter of transmittal to record holders of shares as of December 6, 1999 and furnish to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. TENDERS BY OWNERS OF FEWER THAN 100 SHARES

     Upon the terms and subject to the conditions of the offer, we will accept for purchase, without proration, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of odd lot owners, that is stockholders who beneficially owned as of the close of business on December 6, 1999, and continue to beneficially own as of the expiration date, an aggregate of fewer than 100 shares, excluding shares attributable to individual accounts under the Company's Profit Sharing Plan, but including shares held in the Company's Employee Stock Purchase Plan. To avoid proration, however, an odd lot owner must validly tender all such shares that such odd lot owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to partial tenders or to owners of 100 or more shares in the aggregate, even if such owners have separate stock certificates for fewer than 100 such shares. Any odd lot owner wishing to tender all such shares beneficially owned by such stockholder in this offer must complete the box captioned "Odd Lots" in the letter of transmittal and, if applicable, on the notice of guaranteed delivery. See Section 3 below. Stockholders owning an aggregate of less than 100 shares whose shares are purchased pursuant to the offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their shares in transactions on the NYSE.

     We also reserve the right, but will not be obligated, to purchase all shares duly tendered by any stockholder who tendered all shares beneficially owned and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase in the offer by the number of shares we purchase through the exercise of such right.

3. PROCEDURE FOR TENDERING SHARES

     Proper Tender of Shares. For shares to be validly tendered pursuant to the offer:

          (1) the certificates for such shares, or confirmation of receipt of such shares pursuant to the procedures for book-entry transfer set forth below, together with a properly completed and duly executed letter of transmittal, or manually signed facsimile thereof, with any required signature guarantees, and any other documents required by the letter of transmittal, must be received prior to 12:00 midnight, New York City time, on the expiration date by the depositary at its address set forth on the back cover of this offer to purchase; or

          (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     Odd lot owners who tender all shares must complete the section entitled "Odd Lots" on the letter of transmittal in order to qualify for the preferential treatment available to odd lot owners as set forth in Section 2 above.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the letter of transmittal if:

          (1) The letter of transmittal is signed by the registered holder of the shares tendered and payment and delivery are to be made directly to such registered holder. Registered holder, for purposes of this Section 3, includes any participant in The Depository Trust Company, as the book-entry transfer facility, whose name appears on a security position listing as the holder of the shares, or

          (2) Shares are tendered for the account of an eligible institution, that is a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company, not a savings bank or savings and loan association, having an office, branch or agency in the United States.

     In all other cases, all signatures on the letter of transmittal must be guaranteed by an eligible institution. See Instruction 1 of the letter of transmittal.

     If a certificate representing shares is registered in the name of a person other than the signer of a letter of transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an eligible institution. In this regard, see Section 5 for information with respect to applicable stock transfer taxes. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for such shares, or a timely confirmation of a book-entry transfer of such shares into the depositary's account at the book-entry transfer facility as described above, a properly completed and duly executed letter of transmittal, or manually signed facsimile thereof, and any other documents required by the letter of transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF YOU DECIDE TO MAKE DELIVERY BY MAIL, WE RECOMMEND YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED.

     Book-Entry Delivery. The depositary will establish an account with respect to the shares at the book-entry transfer facility for purposes of the offer within two business days after the date of this offer to purchase.

Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the shares by causing such facility to transfer such shares into the depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of shares may be effected through book-entry transfer into the depositary's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal, or manually signed facsimile thereof, with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the expiration date. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the offer and such stockholder's share certificates cannot be delivered to the depositary prior to the expiration date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the depositary before the expiration date, such shares may nevertheless be tendered provided that all of the following conditions are satisfied:

          (1) such tender is made by or through an eligible institution;

          (2) the depositary receives (by hand, mail, overnight courier, telegram or facsimile transmission), on or prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery substantially in the form we have provided with this offer to purchase, including (where required) a signature guarantee by an eligible institution in the form set forth in such notice of guaranteed delivery; and

          (3) the certificates for all tendered shares in proper form for transfer (or confirmation of book-entry transfer of such shares into the depositary's account at the book-entry transfer facility), together with a properly completed and duly executed letter of transmittal (or manually signed facsimile thereof) and any required signature guarantees or other documents required by the letter of transmittal, are received by the depositary within three NYSE trading days after the date the depositary receives such notice of guaranteed delivery.

     Return of Certificates. If we do not purchase all of the tendered shares, or if less than all shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased shares will be returned at our expense as promptly as practicable after the expiration or termination of the offer. If shares are tendered by book-entry transfer at the book-entry transfer facility, such shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, without expense to such stockholder.

     Backup Federal Income Tax Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number, employer identification number or social security number, to the depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding. Certain stockholders, including, among others, corporations and certain foreign stockholders, in addition to foreign corporations, are not subject to the backup withholding and reporting requirements described herein. However, for a noncorporate foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8, a Substitute Form W-8 or a W-8BEN, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the depositary. See Instructions 10 and 11 of the letter of transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

     For a discussion of certain United States federal income tax consequences to tendering stockholders, see Section 14.

     Withholding For Foreign Stockholders. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent unless the depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (1) a citizen or resident of the United States, (2) a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States, any State or any political subdivision thereof, (3) an estate, the income of which is subject to United States federal income taxation regardless of the source of such income or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions relating to the trust. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the depositary before the payment a properly completed and executed IRS Form 1001 or IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the depositary a properly completed and executed IRS Form 4224 or IRS Form W-8ECI. The depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001, IRS Form 4224, IRS Form W-8BEN or IRS Form W-8ECI), unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instructions 10 and 11 of the letter of transmittal.

     Tendering Stockholder's Representation and Warranty; the Company's Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 under the Securities Exchange Act of 1934 for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person's own account unless at the time of tender and at the expiration date such person (1) has a "net long position" equal to or greater than the number of shares tendered and will deliver or cause to be delivered such shares for the purpose of tender to us within the period specified in the offer, or (2) is the beneficial owner of equivalent securities (that is other securities immediately convertible into, exercisable for or exchangeable into shares) and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such equivalent securities to the extent required by the terms of the offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the offer. Rule 14e-4 also provides a similar restriction applicable to the tender on behalf of another person. A tender of shares made pursuant to any method of delivery permitted by the offer will constitute the tendering stockholder's representation and warranty to us that (1) such stockholder has a "net long position" in shares or equivalent securities being tendered within the meaning of Rule 14e-4, and (2) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the offer.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares to be accepted, the price to be paid therefor and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular stockholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of the Company, the dealer manager, the depositary, the information agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

     Certificates for shares, together with a properly completed letter of transmittal and any other documents required by the letter of transmittal, must be delivered to the depositary and not to the Company. Any such documents delivered to the Company will not be forwarded to the depositary and therefore will not be deemed to be validly tendered.

4. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of shares pursuant to the offer are irrevocable. Shares tendered pursuant to the offer may be withdrawn at any time before the expiration date and, unless the Company has accepted the shares for payment as provided in this offer to purchase, may also be withdrawn after 12:00 midnight, New York City time, on Monday, February 7, 2000.

     For a withdrawal of shares to be effective, the depositary must receive, at its address set forth on the back cover of this offer to purchase, a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such shares. If the certificates have been delivered or otherwise identified to the depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of shares tendered by an eligible institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of such facility.

     We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. None of the Company, the dealer manager, the depositary, the information agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not tendered for purposes of the offer. However, withdrawn shares may be retendered before the expiration date by again following any of the procedures described in Section 3.

     If we extend the offer, or if we are delayed in our purchase of shares or are unable to purchase shares in the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, subject to applicable law, retain on our behalf all tendered shares, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     Upon the terms and subject to the conditions of the offer, we will purchase and pay the $21.00 purchase price for all of the shares we accept for payment in the offer as soon as practicable after the expiration date. In all cases, we will make prompt payment for shares tendered and accepted for payment in the offer, subject to possible delay in the event of proration, but only after the depositary timely receives certificates for shares, or timely confirmation of a book-entry transfer of such shares into the depositary's account at one of the book-entry transfer facilities, a properly completed and duly executed letter of transmittal, or manually signed facsimile thereof, and any other required documents.

     We will pay for the shares purchased in the offer by depositing the aggregate purchase price therefor with the depositary, which will act as agent for tendering holders of such shares for the purpose of receiving payment from us and transmitting payment to the tendering stockholders. In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven business days after the expiration date. Under no circumstances will we pay interest on the purchase price including, without limitation, by reason of any delay in making payment. Certificates for all shares not purchased, including all shares not purchased due to proration, will be returned, or, in the case of shares tendered by book-entry transfer, such shares will be credited to the account maintained with the book-entry transfer facility by the participant who so delivered such shares, as promptly as practicable following the expiration date or termination of the offer without expense to the tendering stockholder. In addition, if certain events occur, we may not be obligated to purchase shares in the offer. See Section 6.

     We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the offer; provided, however, that if payment of the purchase price is to be made to, or, in the circumstances permitted by the offer, if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any, whether imposed on the registered holder or such other person, payable on account of the transfer to such person will be deducted from the purchase price unless evidence satisfactory to us of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the letter of transmittal.

     Any tendering stockholder or other payee who fails to complete fully, sign and return to the depositary the Substitute Form W-9 included with the letter of transmittal may be subject to required backup federal income tax withholding of 31% of the gross proceeds paid to such stockholder or other payee pursuant to the offer. See Section 3. Also see Section 3 regarding federal income tax consequences for foreign stockholders.

6. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the offer, we shall not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Securities Exchange Act, if at any time on or after December 9, 1999 and prior to the time of payment for any such shares, whether any shares have theretofore been accepted for payment, purchased or paid for pursuant to the offer, any of the following events occur, or are determined by us to have occurred, that, in our sole judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, makes it inadvisable to proceed with the offer or with such acceptance for payment or payments:

          (a) any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, is threatened, instituted or pending before any court, agency, authority or other tribunal, or any judgment, order or injunction is entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (1) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer, the acquisition of shares pursuant to the offer or is otherwise related in any manner to, or otherwise affects, the offer; or (2) could, in our sole judgment, materially affect our business, condition, financial or otherwise, income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business, taken as a whole, or materially impair the offer's contemplated benefits to us;

          (b) any action is threatened or taken, or any approval is withheld, or any statute, rule or regulation is invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our sole judgment, would or might directly or indirectly result in any of the consequences referred to in clause (1) or (2) of paragraph (a) above;

          (c) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

          (d) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

          (e) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

          (f) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our sole judgment, might materially affect, the extension of credit by banks or other lending institutions in the United States;

          (g) any significant decrease in the market price of the shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have, in our sole judgment, a material adverse effect on our business, condition, financial or otherwise, income, operations or prospects, taken as a whole, or on the trading in the shares;

          (h) in the case of any of the foregoing existing at the time of the announcement of the offer, a material acceleration or worsening thereof;

          (i) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on December 9, 1999;

          (j) any change occurs or is threatened in our business, condition, financial or otherwise, income, operations, stock ownership or prospects, taken as a whole, which in our sole judgment is or may be material to us;

          (k) a tender or exchange offer with respect to some or all of our outstanding shares, other than the offer, or a merger or acquisition proposal for us, is proposed, announced or made by another person or is publicly disclosed, or we learn that (1) any person or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, or any new group is formed that beneficially owns more than 5% of our outstanding shares; or

          (l) any person or group files a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire us or any of our shares.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, including any action or inaction by us, or may be waived by us in whole or in part. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted by us at any time and from time to time. Our determination concerning the events described above and any related judgment or decision by us regarding the inadvisability of proceeding with the purchase of or payment for any shares tendered will be final and binding on all parties.

7. PRICE RANGE OF SHARES

     The shares are listed on the NYSE. The high and low closing sales prices per share on the NYSE Composite Tape as compiled from published financial sources for the periods indicated are listed below:

                                                              HIGH        LOW
                                                              ----        ---
Fiscal 1998
1st Fiscal Quarter..........................................   26 13/16    21 7/8
  2nd Fiscal Quarter........................................   26 3/16     23 3/16
  3rd Fiscal Quarter........................................   28 9/16     23 5/8
  4th Fiscal Quarter........................................   28 7/8      18 1/2
Fiscal 1999
  1st Fiscal Quarter........................................   24 1/2      16 1/2
  2nd Fiscal Quarter........................................   23 7/16     14 3/8
  3rd Fiscal Quarter........................................   19 1/2      14 11/16
  4th Fiscal Quarter........................................   19 1/4      16 3/16
Fiscal 2000
  1st Fiscal Quarter (through December 8, 1999).............   20 5/8      17 9/16

     On December 6, 1999, the last full trading day on the NYSE prior to our announcement of the purchase price and the number of shares sought in the offer, the closing per share price on the NYSE was $17 9/16. WE URGE STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

8. BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     On December 6, 1999, we announced our intention to make an offer to purchase up to 11,000,000 shares at $21.00 per share with the offer to commence on December 9, 1999. We are making the offer because we believe:

          (1) the shares are undervalued in the public market;

          (2) the offer represents the opportunity to return a portion of the Company's cash to stockholders permitting them to invest it according to their preferences and objectives;

          (3) after the offer is completed, we expect to have sufficient cash flow and access to other sources of funding to meet the Company's cash needs for normal operations and anticipated capital expenditures for the foreseeable future;

          (4) after considering alternatives, investing in our shares is an attractive use of capital and an efficient means to provide value to our shareholders; and

          (5) the consummation of the offer should not foreclose possible future acquisitions by the Company.

     The offer provides stockholders who are considering a sale of all or a portion of their shares the opportunity to sell their shares to us at $21.00 per share. Any odd lot owners whose shares are purchased pursuant to the offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots. To the extent the purchase of shares in the offer results in a reduction in the number of record or beneficial holders of shares, the costs to us for services to stockholders will be reduced. Stockholders who determine not to accept the offer will increase their proportionate interest in our equity, and thus in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future.

     Our Board of Directors has approved the offer. However, stockholders must make their own decision whether to tender shares and, if so, how many shares to tender. Neither we nor our Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares and neither we nor our Board of Directors has authorized any person to make any such recommendation. We have been advised that none of our directors or senior executive officers intend to tender shares in the offer.

     We may in the future repurchase additional shares in the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the offer. However, Rule 13e-4 under the Securities Exchange Act generally prohibits us and our affiliates from purchasing any shares, other than through the offer, until at least ten business days after the expiration or termination of the offer. Any possible future purchases by us will depend on many factors, including the market price of the shares, the results of the offer, our business and financial position and general economic and market conditions.

     Except as required by applicable law or, if required, the rules of any securities exchange on which shares are listed, shares we acquire pursuant to the offer will be retained as treasury stock by us, unless and until we determine to retire such shares, and will be available for us to issue without further stockholder action, for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for issuance of the shares repurchased pursuant to the offer.

9. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     As of December 6, 1999, there were 85,923,363 shares outstanding, net of treasury stock, and 5,611,700 shares issuable upon exercise of all outstanding options. As of December 6, 1999, our directors and executive officers as a group (15 persons) beneficially owned 5,742,283 shares, including 2,258,631 shares issuable to such persons upon exercise of options exercisable within sixty days of such date, which constituted approximately 6.5% of the outstanding shares, including shares issuable if all exercisable options were exercised at such time.

     If we purchase 11,000,000 shares in the offer and no director or executive officer tenders shares, then after the purchase of such 11,000,000 shares, our directors and executive officers as a group would beneficially own approximately 7.4% of the outstanding shares, including the 2,258,631 shares issuable on exercise of options held by directors and executive officers which are exercisable within sixty days of December 6, 1999.

     Except as set forth in this offer to purchase and in Schedule I hereto, based upon our records and upon information provided to us by our directors, executive officers, associates and subsidiaries, neither we nor any of our associates or subsidiaries or persons controlling us nor, to the best of our knowledge, any of our directors or executive officers or any of our subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the shares during the 40 business days prior to the date hereof.

     Neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

10. SOURCE AND AMOUNT OF FUNDS

     Assuming that we purchase 11,000,000 shares in the offer at a purchase price of $21.00 per share, we expect the maximum aggregate cost, including all fees and expenses applicable to the offer, to be approximately $231,750,000. This amount will be paid from available cash and cash equivalents.

11. CERTAIN INFORMATION ABOUT THE COMPANY

     The Company is one of the largest manufacturers of computerized casino gaming products and operators of proprietary gaming systems in the world and was the first to develop computerized video gaming machines. The Company was founded in 1980 and has principally served the casino gaming industry in the United States. In 1986, we began expanding our business internationally and currently manufacture gaming products in Australia, Japan and the United Kingdom in addition to the United States. The Company also maintains sales offices in legalized gaming jurisdictions globally, including Argentina, Brazil, New Zealand, Peru, South Africa and The Netherlands. The Company is currently licensed to provide gaming products in every significant legalized gaming jurisdiction in the world.

     We were incorporated in the state of Nevada in December 1980. Our executive offices are located at 9295 Prototype Drive, Reno, Nevada 89511 and our telephone number is (795) 448-7777.

     Historical Financial Information. The table below sets forth summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information for fiscal years 1999 and 1998 has been derived from, and should be read in conjunction with, our audited consolidated financial statements as reported in our Annual Report on Form 10-K for the fiscal year ended October 2, 1999, which financial statements are hereby incorporated herein by reference. The summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited financial statements and the related notes thereto from which it has been derived. Copies of the Company's periodic reports may be inspected or obtained from the Securities and Exchange Commission in the manner specified under "Additional Information" below.

                         INTERNATIONAL GAME TECHNOLOGY

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                    FISCAL YEARS ENDED
                                                              -------------------------------
                                                              OCTOBER 2,        SEPTEMBER 30,
                                                                 1999               1998
                                                              ----------        -------------
                                                                   (AMOUNTS IN THOUSANDS
                                                                 EXCEPT PER SHARE AMOUNTS)
REVENUES
Product sales...............................................   $576,598           $477,024
  Gaming operations.........................................    353,064            347,099
                                                               --------           --------
          Total revenues....................................    929,662            824,123
                                                               --------           --------
COSTS AND EXPENSES
  Cost of product sales.....................................    365,948            279,337
  Cost of gaming operations.................................    142,497            158,528
  Selling, general and administrative.......................    129,211            105,945
  Depreciation and amortization.............................     23,955             18,635
  Research and development..................................     45,462             38,066
  Provision for bad debts...................................      8,153              4,735
  Impairment of assets and restructuring charges............     98,118                 --
                                                               --------           --------
          Total costs and expenses..........................    813,344            605,246
                                                               --------           --------
INCOME FROM OPERATIONS......................................    116,318            218,877
                                                               --------           --------
OTHER INCOME (EXPENSE)
  Interest income...........................................     55,525             45,346
  Interest expense..........................................    (72,764)           (41,049)
  Gain on investments.......................................      5,438              1,031
  Gain (loss) on the sale of assets.........................       (562)            10,115
  Other.....................................................     (2,562)               212
                                                               --------           --------
  Other income (expense), net...............................    (14,925)            15,655
                                                               --------           --------
INCOME BEFORE INCOME TAXES..................................    101,393            234,532
PROVISION FOR INCOME TAXES..................................     36,081             82,086
                                                               --------           --------
INCOME BEFORE EXTRAORDINARY ITEM............................     65,312            152,446
EXTRAORDINARY LOSS ON EARLY REDEMPTION OF DEBT, NET OF
  INCOME TAX BENEFIT OF $1,640..............................     (3,254)                --
                                                               --------           --------
NET INCOME..................................................   $ 62,058           $152,446
                                                               ========           ========
BASIC EARNINGS (LOSS) PER SHARE
  Income before Extraordinary Item..........................   $   0.65           $   1.35
  Extraordinary loss........................................      (0.03)                --
                                                               --------           --------
  Net income................................................   $   0.62           $   1.35
                                                               ========           ========
DILUTED EARNINGS (LOSS) PER SHARE
  Income before Extraordinary Item..........................   $   0.65           $   1.33
  Extraordinary loss........................................      (0.03)                --
                                                               --------           --------
  Net income................................................   $   0.62           $   1.33
                                                               ========           ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING..................     99,461            113,064
WEIGHTED AVERAGE COMMON AND POTENTIAL SHARES OUTSTANDING....    100,238            114,703

SELECTED BALANCE SHEET DATA
Working capital.............................................  $  762,684         $  470,003
  Total assets less excess of cost of assets acquired over
     book value.............................................  $1,613,789         $1,446,671
  Total assets..............................................  $1,765,060         $1,543,628
  Long-term notes payable and capital lease obligations.....  $  990,436         $  322,510
  Stockholders' equity......................................  $  242,218         $  541,276

     Fiscal 1999 net income of $62.1 million includes certain one-time charges recorded in the fourth quarter totaling $98.1 million ($70.4 million, net of tax effects). The write-off of intangible assets related to IGT-Australia's acquisition of Olympic Amusements and expenses associated with the planned restructuring of the Australia operations accounted for $92.9 million of the one-time charges. The restructuring plan for Australia includes narrowing current product lines and use of the Company's Reno, Nevada manufacturing plant to reduce product costs. Additionally, in 1999 we recorded impairment charges of $5.2 million, relating to changes in our recoverability assessment of inventory and receivables in Brazil. The government in Brazil recently rescinded the law allowing gaming devices in bingo halls throughout this market. An extraordinary loss on early redemption of debt of $3.3 million was also recognized during fiscal 1999. Net income for the year ended October 2, 1999 before the one-time charges totaled $135.7 million versus net income of $152.4 million in fiscal 1998.

     Litigation Settlement. On December 9, 1999, the Company and WMS Gaming, Inc. ("WMS") settled two related patent lawsuits, the first of which was originally filed in the Federal District Court on May 17, 1994. The lawsuits related to the Company's claim that WMS infringed upon the Telnaes Patent for virtual reel technology. Under the settlement agreement, the parties have dismissed the lawsuits and WMS has agreed to pay the Company approximately $28.67 million ($1.67 million of which resulted from certain limited WMS operations previously conducted under a license from the Company). Under the settlement agreement, WMS will refrain from making, using, selling or offering for sale of its Model 400 and 401 slot machines until February 24, 2002 when the Telnaes Patent expires.

     Pro Forma Financial Information. The following summary unaudited consolidated pro forma financial information gives effect to our purchase of 11,000,000 shares in the offer, the acquisition of Sodak Gaming, Inc. and the issuance of $1 billion of Senior Notes, based on certain assumptions described in the notes to summary unaudited consolidated pro forma financial information, as if the consummation of the offer, the acquisition and the Senior Notes offering had occurred on October 1, 1998 with respect to income statement data, and on October 2, 1999, with respect to balance sheet data. The pro forma financial information should be read in conjunction with the historical consolidated financial information incorporated herein by reference and does not purport to be indicative of the results that would actually have been attained had the purchase of the shares pursuant to the offer, the acquisition and the Senior Notes offering been completed at the dates indicated or that may be attained in the future.

                         INTERNATIONAL GAME TECHNOLOGY
                    SUMMARY UNAUDITED CONSOLIDATED PRO FORMA
                             FINANCIAL INFORMATION
          (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                                                   FISCAL YEAR ENDED OCTOBER 2, 1999
                                       ------------------------------------------------------------------------------------------
                                                                       ADJUSTMENTS FOR
                                                                       ACQUISITION OF
                                                    SODAK HISTORICAL      SODAK AND
                                                       10/1/98 TO      ISSUANCE OF $1B                 TENDER OFFER    PRO FORMA
                                       HISTORICAL       8/31/99         SENIOR NOTES      PRO FORMA    ADJUSTMENTS    AS ADJUSTED
                                       ----------   ----------------   ---------------   -----------   ------------   -----------
INCOME STATEMENT DATA
REVENUES
  Product sales......................   $576,598        $63,694           $ (44,135)(a)   $596,157             --      $596,157
  Gaming operations..................    353,064         14,216                  --        367,280             --       367,280
                                        --------        -------           ---------       --------       --------      --------
         Total revenues..............    929,662         77,910             (44,135)       963,437             --       963,437
                                        --------        -------           ---------       --------       --------      --------
COSTS AND EXPENSES
  Cost of product sales..............    365,948         51,530             (46,230)(b)    371,248             --       371,248
  Cost of gaming operations..........    142,497          3,060                  --        145,557             --       145,557
  Selling, general and
    administrative...................    129,211          8,894                  --        138,105             --       138,105
  Depreciation and amortization......     23,955          2,538                (566)(c)     28,390             --        28,390
                                                                              2,463(d)
  Research and development...........     45,462             --                  --         45,462             --        45,462
  Provision for bad debts............      8,153             --                  --          8,153             --         8,153
  Impairment of assets and
    restructuring charges............     98,118             --                  --         98,118             --        98,118
                                        --------        -------           ---------       --------       --------      --------
         Total costs and expenses....    813,344         66,022             (44,333)       835,033             --       835,033
                                        --------        -------           ---------       --------       --------      --------
INCOME FROM OPERATIONS...............    116,318         11,888                 198        128,404             --       128,404
                                        --------        -------           ---------       --------       --------      --------
OTHER INCOME (EXPENSE)
  Interest income....................     55,525          6,803                  --         62,328       $ (4,331)(e)    57,997
  Interest expense...................    (72,764)          (615)              4,338(f)    (111,534)            --      (111,534)
                                                                              7,594(g)
                                                                            (53,303)(h)
                                                                              3,216(i)
  Gain on investments................      5,438             --                  --          5,438             --         5,438
  Gain (loss) on the sale of
    assets...........................       (562)            --                  --           (562)            --          (562)
  Other..............................     (2,562)            --                  --         (2,562)            --        (2,562)
                                        --------        -------           ---------       --------       --------      --------
  Other income (expense), net........    (14,925)         6,188             (38,155)       (46,892)        (4,331)      (51,223)
                                        --------        -------           ---------       --------       --------      --------
INCOME BEFORE INCOME TAXES...........    101,393         18,076             (37,957)        81,512         (4,331)       77,181
PROVISION FOR INCOME TAXES...........     36,081          6,552             (12,831)(j)     29,802         (1,581)       28,221
                                        --------        -------           ---------       --------       --------      --------
INCOME BEFORE EXTRAORDINARY ITEM.....     65,312         11,524             (25,126)        51,710         (2,750)       48,960
EXTRAORDINARY LOSS ON EARLY
  REDEMPTION OF DEBT, NET OF INCOME
  TAX BENEFIT OF $1,640..............     (3,254)            --                  --         (3,254)            --        (3,254)
                                        --------        -------           ---------       --------       --------      --------
NET INCOME...........................   $ 62,058        $11,524           $ (25,126)      $ 48,456       $ (2,750)     $ 45,706
                                        ========        =======           =========       ========       ========      ========
BASIC EARNINGS (LOSS) PER SHARE
  Income before extraordinary item...   $   0.65                                          $   0.57                     $   0.62
  Extraordinary loss.................   $  (0.03)                                         $  (0.03)                    $  (0.04)
                                        --------                                          --------                     --------
  Net income.........................   $   0.62                                          $   0.54                     $   0.58
                                        ========                                          ========                     ========
DILUTED EARNINGS (LOSS) PER SHARE
  Income before extraordinary item...   $   0.65                                          $   0.57                     $   0.61
  Extraordinary loss.................   $  (0.03)                                         $  (0.04)                    $  (0.04)
                                        --------                                          --------                     --------
  Net income.........................   $   0.62                                          $   0.53                     $   0.57
                                        ========                                          ========                     ========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING........................     99,461                             (9,143)(k)     90,318        (11,000)(l)    79,318
WEIGHTED AVERAGE COMMON AND POTENTIAL
  SHARES OUTSTANDING.................    100,238                             (9,143)(k)     91,095        (11,000)(l)    80,095

RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges -- Actual fiscal 1999....   3.1(m)
Ratio of Earnings to Fixed Charges -- Pro forma fiscal
1999........................................................   1.9(m)
Ratio of Earnings to Fixed Charges -- Actual fiscal 1998....  13.8(m)

                                                                        AS OF OCTOBER 2, 1999
                                                              ------------------------------------------
                                                                            TENDER OFFER    PRO FORMA AS
                                                              HISTORICAL    ADJUSTMENTS       ADJUSTED
                                                              ----------    ------------    ------------
SELECTED BALANCE SHEET DATA
Cash and cash equivalents...................................  $  426,343     $(231,000)(n)   $  195,343
  Other current assets......................................     548,897            --          548,897
  Total assets..............................................   1,765,060      (231,000)       1,534,060
  Total current liabilities.................................     212,556            --          212,556
  Working capital...........................................     762,684      (231,000)         531,684
  Long-term debt............................................     990,436            --          990,436
  Stockholders' equity......................................     242,218      (231,000)          11,218
  Book value per common share...............................         2.8            --              0.2

---------------
(a) To eliminate intercompany revenues relating to the sale of gaming machines and related parts between the Company and Sodak, from October 1, 1998 through August 31, 1999.

(b) To eliminate the cost of sales associated with the intercompany sales discussed in note (a) as recorded by the Company and the incremental costs of goods sold by Sodak resulting from the intercompany sales.

(c) To recognize, for the period from October 1, 1998 through August 31, 1999, the reduction of depreciation relating to a step-down in basis of property and equipment to reflect fair market value of the assets acquired in the purchase of Sodak.

(d) To recognize amortization of goodwill recorded in the purchase of Sodak for the period from October 1, 1998 through August 31, 1999. Goodwill is amortized over a 40-year period. The purchase price was allocated to the fair value of tangible assets acquired of $129.7 million and liabilities assumed of $38.4 million. Accordingly, $107.6 million was recorded as goodwill.

(e) To reverse interest income earned on $231 million of debt proceeds used to complete the tender offer. Interest income was calculated using an interest rate of 5%.

(f) To eliminate interest expense recorded on the $100 million 7.84% Senior Notes due 2004 which were repaid using proceeds from the $1 billion of Senior Notes issued during fiscal 1999.

(g) To eliminate interest expense recorded on the line of credit which was repaid using proceeds from the $1 billion of Senior Notes issued during fiscal 1999.

(h) To record additional interest expense on the $1 billion of Senior Notes issued during fiscal 1999 as if they had been issued on October 1, 1998.

(i) To eliminate interest expense recorded on the IGT Australia Line of Credit which was repaid using proceeds from the $1 billion of Senior Notes issued during fiscal 1999.

(j) To reflect the tax effect of the adjustments in (a) through (i), with the exception of non-tax-deductible goodwill amortization.

(k) To recognize the effect of 1999 treasury stock purchases made from debt proceeds as if they had been purchased on October 1, 1998.

(l) To recognize the effect of shares purchased in the tender offer as if they had been purchased on October 1, 1998.

(m) For the purposes of computing this ratio, earnings represent net income before taxes on income and extraordinary items and fixed charges (such fixed charges have been adjusted to exclude capitalized interest), and equity in undistributed earnings of 50%-owned investments. Fixed charges represent interest expense, excluding the portion related to jackpot liabilities and including capitalized interest, one-third of total rental expense and amortization of discount and loan expenses related to long-term debt. The fiscal 1999 earnings include a one-time charge related to asset impairment and restructuring of $98.1 million. Excluding these charges, the ratio of earnings to fixed charges for fiscal 1999 would have been 5.0.

(n) To record the purchase of 11 million shares of common stock at $21.00 per share.

     Additional Information. We are subject to the informational filing requirements of the Securities Exchange Act of 1934 and, in accordance therewith, are obligated to file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning us also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the shares are listed.

     Forward-Looking Statements. This offer to purchase contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Such forward-looking statements and the Company's operations, financial condition and results of operations involve known and unknown risks, and uncertainties. Such risks and factors include, but are not limited to, the following: a decline in demand for the Company's gaming products or reduction in the growth rate of new and existing markets; delays of scheduled openings of newly constructed or planned casinos; the effect of changes in economic conditions; a decline in public acceptance of gaming; unfavorable public referendums or anti-gaming legislation; unfavorable legislation affecting or directed at manufacturers or operators of gaming products and systems; delays in approvals from regulatory agencies; political and economic instability in developing international markets for the Company's products; a decline in the demand for replacement machines; a decrease in the desire of established casinos to upgrade machines in response to added competition from newly constructed casinos; a decline in the appeal of the Company's gaming products or an increase in the popularity of existing or new games of competitors; the loss of a significant distributor; changes in interest rates causing a reduction of investment income or in market interest rate sensitive investments; loss or retirement of our key executives; approval of pending patent applications of parties unrelated to the Company that restrict the ability of the Company to compete effectively with products that are the subject of such pending patents or infringement upon existing patents; the effect of regulatory and governmental actions; unfavorable determination of suitability by gaming regulatory authorities with respect to our officers, directors or key employees; the limitation, conditioning, suspension or revocation of any of our gaming licenses; fluctuations in foreign exchange rates, tariffs and other barriers; adverse changes in the creditworthiness of parties with whom the Company has forward currency exchange contracts; the loss of sublessors of the leased properties no longer used by the Company; the Company's inability to successfully remedy the Year 2000 readiness issue; and, with respect to legal actions pending against the Company, the discovery of facts not presently known to the Company or determinations by judges, juries or other finders of fact which do not accord with the Company's evaluation of the possible liability or outcome of existing litigation.

12. EFFECT OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE SECURITIES EXCHANGE ACT

     Our purchase of shares in the offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, the Company anticipates that there will still be a sufficient number of shares outstanding and publicly traded following the offer to ensure a continued trading market in the shares. Based on the published guidelines of the NYSE, we do not believe that our purchase of shares pursuant to the offer will cause our remaining shares to be delisted from such exchange.

     The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. The Company believes that, following the purchase of shares pursuant to the offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations. Eligibility for treatment as "margin securities" will, however, continue to depend on maintenance of a minimum daily trading volume.

     The shares are registered under the Securities Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares in the offer will not result in the shares becoming eligible for deregistration under the Securities Exchange Act.

13. CERTAIN LEGAL MATTERS

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated in the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares as contemplated by the offer. Should any such approval or other action be required, we currently contemplate that we will seek such approval or other action. We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, shares tendered in the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained at all or without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares are subject to certain conditions. See Section 6.

14. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     In General. The following summary describes certain United States federal income tax consequences relevant to the offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing, final, temporary and proposed United States Treasury regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive or prospective basis. As discussed below, depending upon a stockholder's particular circumstances, our purchase of such stockholder's shares pursuant to the offer will be treated either as a sale or a dividend for United States federal income tax purposes. Accordingly, such a purchase generally will be referred to in this section of the offer to purchase as an "exchange" of shares for cash.

     Scope. This summary does not apply to shares acquired as compensation, including shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions. The summary also does not address the state, local or foreign tax consequences of participating in the offer. The summary discusses only shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders, such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold shares as a position in a "straddle" or as a part of a "hedging", "conversion" or "constructive sale" transaction for United States federal income tax purposes or persons whose functional currency is not the United States dollar.

     In particular, the discussion of the consequences of an exchange of shares for cash pursuant to the offer applies only to a United States stockholder. For purposes of this summary, a "stockholder" is a holder of shares that is (1) a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state or any political subdivision thereof, or (3) an estate, the income of which is subject to United States federal income taxation regardless of its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions relating to the trust. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of shares pursuant to the offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally taxed in a manner similar to United States holders. Foreign stockholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. Each stockholder should consult such stockholder's tax advisor as to the particular consequences of participation in the offer.

     Characterization of the Sale. An exchange of shares by a stockholder pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under any applicable state, local and foreign tax laws. The United States federal income tax consequences of such exchange to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Section 302 of the Code, an exchange of shares by a stockholder to the Company pursuant to the offer will be treated as a "sale or exchange" of such shares for United States federal income tax purposes, rather than as a deemed distribution by the Company with respect to shares continued to be held, or deemed to be constructively held, by the tendering stockholder, if the receipt of cash upon such exchange (1) is "substantially disproportionate" with respect to the stockholder, (2) results in a "complete termination" of the stockholder's interest in the Company, or (3) is "not essentially equivalent to a dividend" with respect to the stockholder. These Section 302 tests are explained more fully below.

     If any of the Section 302 tests are satisfied, and the sale of the tendered shares is therefore treated as a "sale or exchange" of such shares for United States federal income tax purposes, the tendering stockholder will recognize capital gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the offer and the stockholder's adjusted tax basis in the shares sold pursuant to the offer. Any such gain or loss recognized by individuals, trusts or estates will be long-term capital gain or loss if the shares have been held for more than 12 months. Therefore, a tendering stockholder may want to take the various adjusted tax bases and holding periods of his shares, if such characteristics are not uniform, into account in determining which shares to tender.

     If none of the Section 302 tests is satisfied, then, to the extent of our current and accumulated earnings and profits, the tendering stockholder will be treated as having received a dividend taxable as ordinary income in an amount equal to the entire amount of cash received by the stockholder pursuant to the offer, without reduction for the adjusted tax basis of the shares sold pursuant to the offer, no loss will be recognized, and, subject to reduction as described below for corporate stockholders eligible for the dividends-received deduction, the tendering stockholder's adjusted tax basis in the shares exchanged pursuant to the offer will be added to such stockholder's adjusted tax basis in its remaining shares, if any. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular stockholder (other than odd lot stockholders who tender according to Section 2 above) and thus no assurance can be given that any particular stockholder will not be treated as having received a dividend taxable as ordinary income. If the exchange of shares by a stockholder is not treated as a sale or exchange for federal income tax purposes, any cash received for shares pursuant to the offer in excess of our current and accumulated earnings and profits will be treated, first, as a nontaxable return of capital to the extent of the stockholder's adjusted tax basis in such shares, and thereafter, as taxable capital gain, to the extent the cash received exceeds such basis.

     Constructive Ownership of Stock. In determining whether any of the Section 302 tests are satisfied, a stockholder must take into account not only the shares which are actually owned by the stockholder, but also shares which are constructively owned by the stockholder by reason of the attribution rules set forth in Section 318 of the Code. Under Section 318 of the Code, a stockholder may be treated as owning (1) shares that are actually owned, and in some cases constructively owned, by certain related individuals or entities in which the stockholder owns an interest, or, in the case of stockholders that are entities, by certain individuals or entities that own an interest in the stockholder, and
(2) shares which the stockholder has the right to acquire by exercise of an option or a conversion right contained in another instrument held by the stockholder. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the Section 302 tests have been satisfied in connection with shares sold pursuant to the offer. Each stockholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the offer, we may purchase fewer than all of such shares. Thus, proration may affect whether a sale by a stockholder pursuant to the offer will meet any of the
Section 302 tests.

     Section 302 Tests. One of the following tests must be satisfied in order for the exchange of shares pursuant to the offer to be treated as a sale or exchange for federal income tax purposes.

          a. Substantially Disproportionate Test. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares actually and constructively owned by the stockholder immediately following the exchange of shares pursuant to the offer (treating all shares purchased pursuant to the offer as not being outstanding) is less than 80% of the percentage of the outstanding shares actually and constructively owned by such stockholder immediately before the exchange of shares pursuant to the offer (treating all shares purchased pursuant to the offer as outstanding). Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate' test to their particular situation and circumstances.

          b. Complete Termination Test. The receipt of cash by a stockholder will be a "complete termination" of the stockholder's interest in the Company if either (1) all of the shares actually and constructively owned by the stockholder are exchanged pursuant to the offer, or (2) all of the shares actually owned by the stockholder are exchanged pursuant to the offer and, with respect to the shares constructively owned by the stockholder which are not exchanged pursuant to the offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. Stockholders considering making such a waiver should do so in consultation with their own tax advisors.

          c. Not Essentially Equivalent to a Dividend Test. Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test and the "complete termination" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's exchange of shares pursuant to the offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder who exchanges shares pursuant to the offer will be "not essentially equivalent to a dividend" will depend upon the stockholder's particular facts and circumstances The IRS has indicated in published Revenue Rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely on the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application to their particular situation and circumstances.

     Although the issue is not free from doubt, it may be possible for a tendering stockholder to satisfy one of the above three tests by contemporaneously selling or otherwise disposing of all or some of the shares that are actually owned (or by causing another to sell or otherwise dispose of all or some of the shares that are constructively owned) by such stockholder but are not purchased pursuant to the offer. Correspondingly, a tendering stockholder may not be able to satisfy one of the above three tests because of contemporaneous acquisitions of shares by such stockholder or by some person or entity whose shares would be treated as constructively owned by such stockholder. Stockholders should consult their tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

     Corporate Stockholder Dividend Treatment. If an exchange of shares pursuant to the offer by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction in an amount equal to 70% of the gross dividend under Section 243 of the Code, subject to applicable limitations. Corporate stockholders should consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to any dividend on any share of stock that is held for 45 days or less during the 90-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other hedging transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the 70% dividends-received deduction may be reduced by a percentage generally computed based on the amount of such indebtedness and the stockholder's total adjusted tax basis in the shares.

     In addition, any amount received by a corporate stockholder pursuant to the offer that is treated as a dividend will generally constitute an "extraordinary dividend" under Section 1059 of the Code. Generally, an "extraordinary dividend" is a dividend that (1) equals or exceeds 10% of the stockholder's tax basis in its shares (treating all dividends having ex-dividend dates within an 85-day period as a single dividend) or (2) exceeds 20% of the stockholder's adjusted tax basis in the shares (treating all dividends having ex-dividend dates within a 365-day period as a single dividend). Accordingly, a corporate stockholder would be required under Section 1059(a) of the Code to reduce its adjusted tax basis, but not below zero, in its shares by the non-taxed portion of the extraordinary dividend (i.e., the portion of the dividend for which a deduction is allowed) and, if such portion exceeds the stockholder's adjusted tax basis in its shares, to treat the excess as gain from the sale of such shares in the year in which the dividend is received. These basis reduction and gain recognition rules would be applied by taking account only of the stockholder's adjusted tax basis in the shares that were sold, without regard to other shares that the stockholder may continue to own. Corporate stockholders should consult their own tax advisors as to the application of Sections 243, 246, 246A and 1059 of the Code to the offer, and to any dividends which may be treated as paid with respect to shares sold pursuant to the offer.

     We cannot predict whether or to what extent the offer will be oversubscribed. If the offer is oversubscribed, proration of the tenders pursuant to the offer will cause us to accept fewer shares than are tendered. Therefore, a stockholder (other than an odd lot stockholder who tenders according to Section 2 above) can be given no assurance that a sufficient number of such stockholder's shares will be exchanged pursuant to the offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

     Backup Withholding. See Section 3 with respect to the application of United States federal income tax backup withholding.

     THE TAX CONSEQUENCES OF A SALE OF SHARES IN THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR SITUATION AND CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER, INCLUDING THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES MENTIONED ABOVE.

15. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT

     We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 occur or are deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not already accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such termination or postponement to the depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange

Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in
Section 6 shall occur or are deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer. Amendments to the offer may be made at any time and from time to time effected by public announcement. Such announcement, in the case of an extension, shall be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, including Rule 13e-4(e)(2) promulgated under the Securities Exchange Act, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Securities Exchange Act. If (1) we increase or decrease the price to be paid for shares, we increase or decrease the dealer manager's soliciting fee, we increase the number of shares being sought and such increase in the number of shares being sought exceeds 2% of the outstanding shares, or we decrease the number of shares being sought, and (2) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, we will extend the offer until the expiration of such period of ten business days.

16. FEES AND EXPENSES

     We have retained Salomon Smith Barney to act as the dealer manager in connection with the offer. Salomon Smith Barney will receive reasonable and customary compensation for its services as dealer manager. We have agreed to indemnify Salomon Smith Barney against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws. Salomon Smith Barney has rendered various investment banking and other advisory services to the Company in the past, for which they have received customary compensation, and can be expected to render similar services to the Company in the future.

     We have retained Georgeson Shareholder Communications Inc. as information agent and The Bank of New York as depositary in connection with the offer. The information agent and the depositary will receive reasonable and customary compensation for their services. We will also reimburse the information agent and the depositary for out-of-pocket expenses and have agreed to indemnify the information agent and the depositary against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws. The dealer manager and information agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. Neither the information agent nor the depositary has been retained to make solicitations or recommendations in connection with the offer.

     We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person, other than the dealer manager, for soliciting any shares pursuant to the offer. We will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as our agent for purposes of the offer. We will pay, or cause to be paid, any stock transfer taxes on our purchase of shares, except as otherwise provided in Instruction 7 of the letter of transmittal.

17. MISCELLANEOUS

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, we will not make the offer to, nor will we accept tenders from or on behalf of, the holders of shares residing in such jurisdiction. In any jurisdiction where the securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer is being made on our behalf by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Securities Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the offer. The
Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning us.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF US OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE DEALER MANAGER.

                                          INTERNATIONAL GAME TECHNOLOGY

December 9, 1999

                                   SCHEDULE I

                     CERTAIN TRANSACTIONS INVOLVING SHARES

     Except as set forth below, based upon the records of the Company and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company, nor, to the Company's knowledge, any of the directors or executive officers of the Company, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the Company's common stock during the 40 business days prior to December 9, 1999.

     The following transactions were effected by the Company as part of its share repurchase program:

              NO. OF
  DATE OF     SHARES     PRICE PER
TRANSACTION  PURCHASED     SHARE         TRANSACTION
-----------  ---------   ---------       -----------
   10/21/99   500,000    $19.0938    Acquired from Broker
   11/15/99    45,000     18.3611             "
   11/16/99    30,000     18.6442             "
   11/17/99   227,500     18.6378             "
   11/18/99   142,200     18.3408             "
   11/19/99    52,700     18.3709             "
   11/22/99    13,600     18.2574             "
   11/23/99    78,400     18.3526             "
   11/26/99    16,000     18.0625             "
   11/29/99     8,900     18.1563             "
   11/30/99    50,000     17.8125             "

     The following transaction was effected by one of the Company's executive officers:

                          NO. OF
                          SHARES     PRICE PER
    NAME AND TITLE       PURCHASED     SHARE         TRANSACTION
    --------------       ---------   ---------       -----------
Roland Getner,            10,000      $18.53     Acquired from Broker
  President and Chief
  Executive Officer of
  Sodak Gaming Company

     Facsimile copies of the letter of transmittal will be accepted. A holder of shares or such stockholder's broker, dealer, commercial bank, trust company or other nominee should properly complete and send or deliver the letter of transmittal and certificates for the shares and any other required documents to the depositary at its address set forth below:

                              THE BANK OF NEW YORK

                              The Depositary Agent

                   BY MAIL:                            BY HAND OR OVERNIGHT DELIVERY:

         Tender & Exchange Department                   Tender & Exchange Department
                P.O. Box 11248                               101 Barclay Street
            Church Street Station                        Receive and Deliver Window
        New York, New York 10286-1248                     New York, New York 10286

                           BY FACSIMILE TRANSMISSION

                        (For Eligible Institutions Only)
                                 (212) 815-6213

                         FOR CONFIRMATION BY TELEPHONE:

                                 (212) 815-6156

     Any questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent, at the telephone number and address below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer. To confirm delivery of shares, stockholders are directed to contact the depositary.

                    The Information Agent for the Offer is:

                   GEORGESON SHAREHOLDER COMMUNICATIONS INC.

                                17 State Street
                                   10th Floor
                            New York, New York 10004
                Bankers and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll-Free: (800) 223-2064

                      The Dealer Manager for the Offer is:
                              SALOMON SMITH BARNEY
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6000

December 9, 1999